FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English)

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices )

Attachments:

1.           Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                   NO    X

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                               ANGLO SWISS RESOURCES INC.

                                                                               (Registrant)

Dated: March 10, 2005                                          BY:      Chris Robbins

                                                                               It’s       Vice President

                                                                                            (Title)

ANGLO SWISS RESOURCES INC.

#1904 - 837 West Hastings Street

Vancouver, B.C. V6C 3N7

Telephone: 604-683-0484

Fax: 604-683-7497

VIA EDGAR

March 10, 2005

Securities & Exchange Commission

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:       ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

/s/ Chris Robbins

Per:       Chris Robbins

Vice  President

ANGLO SWISS RESOURCES INC. #1904 - 837 West Hastings Street Vancouver, B.C. V6C 3N7	March 8, 2005 TSX Venture: ASW OTC Bulletin Board: ASWRF Berlin: AMO

Anglo Swiss Resources – Corporate Update - Diamond Indicator Minerals

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) has issued this release in response to the numerous shareholder queries regarding the indicator mineral results from the McAllister lamproite pipe announced on March 4, 2005.

The Company is very pleased that numerous indicator minerals were found in the first sample, weighing only 840 grams (1.85 lbs.). The sample yielded 5 chromites, 98 clinopyroxenes, 75 olivines, 269 orthopyroxenes and nil garnets.  Generally indicator minerals for diamond include, in order of decreasing significance: garnet, chromite, ilmenite, clinopyroxene, olivine, and zircon. Different indicator minerals are more important for kimberlite and others for lamproite. Management’s research indicates that garnets are not a common indicator in lamproites.

Based on the high count of indicator minerals in the first sampling of the McAllister pipe, additional sampling  will be undertaken as soon as snow conditions permit.  This program will initially involve extensive sampling from at least three locations, which will be sent to three accredited labs for analysis. Drilling, trenching and bulk sampling will be part of a comprehensive exploration program currently being designed on the 31,000 ha. property.

A second 24kg. sample from the McAllister lamproite was mistakenly examined for diamond content only, not indicator minerals, and there were no microdiamonds observed; which is not surprising due to the size of the sample. During the bulk sampling stage of a pipe, diamond grades are usually referred to as “carats per hundred tonne” and an overall grade of less than 1 carat/tonne is common. The weight of one carat = 5 grams, one tonne of ore = 1,000,000 grams.

The Company believes that a second diatreme has been identified approximately 4 kilometres from the McAllister lamproite pipe, which suggests that a cluster of pipes may be present in the area. Additional work is needed and warranted on this exciting discovery and a comprehensive exploration program is currently being designed by W.G. Timmins, P.Eng & G. C. Macdonald, P.Geo.  Both are qualified persons by NI43-101 definition, and are familiar with exploration for and experienced in discovery of diamond bearing kimberlite diatremes in the Northwest Territories.

Please visit our website at “http://www.anglo-swiss.com/main/properties/mcallister_pipe_reports.htm” to view photos of this surface lamproite pipe and for more information on diamond exploration.

 There are various stages in diamond exploration. The following is a very brief and general guideline:

1.    Survey of the area using airborne geophysics or regional indicator mineral sampling to find magnetic anomalies or indicator mineral trails that may lead to a kimberlite/lamproite pipe.

2.    Extensive ground magnetic, indicator mineral sampling, drilling and trenching of the defined prospective target area.

3.    Discovery of a kimberlite/lamproite pipe/dike. Then numerous sampling over its area for distribution of indicator mineral composition and possibly micro-diamond content. (Anglo Swiss will be implementing this stage on the McAllister lamproite pipe as soon as weather permits.)

4.    If sampling then yields promising micro-diamond content, bulk testing of the pipe to assess the grade, distribution and value to extrapolate potential grade of commercial-sized diamonds.

5.    If values and tonnage are promising then pre-feasibility study and more drilling, delineation drilling, geotechnical drilling and more bulk sampling towards tonnage, grade and value estimates.

6.    Feasibility and environmental studies, permitting and mine planning.

7.    Construction and mining.

On behalf of the Board,

Len Danard, President & CEO For further information please contact: Anglo Swiss Resources Inc. Internet: www.anglo-swiss.com Email: info@anglo-swiss.com	Telephone: 604-683-0484 Fax: 604-683-7497

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.